Exhibit 99.1

WNS Announces Addition of Keith Haviland to Board of Directors

NEW YORK and MUMBAI, July 3, 2017 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of global Business Process Management (BPM) services, today announced the appointment of Keith Haviland to the company’s Board of Directors and Audit Committee effective July 1, 2017. Keith brings 35 years of global technology and business experience to WNS, including strategic vision, executive leadership, operational execution and C-suite relationships. He spent 23 years with Accenture where he was a founder of their offshore business model and Global Delivery Network for Technology. He finished his tenure at Accenture in 2013 as Senior Managing Director of Technology Services and a member of their Global Leadership Council. In this role, he was instrumental in driving innovation and growth, including industry capabilities, Digital, Cloud, SaaS, and Agile offerings. Currently, Keith is a film producer and the founder of Haviland Digital, a new company dedicated to creating intelligent film, television and digital media.

“We are pleased to welcome Keith to the WNS Board of Directors,” said Adrian T. Dillon, Chairman of the Board. “He brings a strong background in global delivery and technology innovation, and a proven track record of helping enable global organizations to evolve and grow. We look forward to leveraging Keith’s experience and insights as we continue to position WNS for long-term success in the Business Process Management industry.”

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process management company. WNS offers business value to 300+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics, Healthcare and Utilities. WNS delivers an entire spectrum of business process management services such as finance and accounting, customer interaction services, technology solutions, research and analytics and industry specific back office and front office processes. As of March 31, 2017, WNS had 33,968 professionals across 48 delivery centers worldwide including China, Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, United Kingdom and the United States. For more information, visit www.wns.com.

Safe Harbor Provision

This document includes information which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events. Factors that could cause actual results to differ materially from those expressed or implied are discussed in our most recent Form 20-F and other filings with the Securities and Exchange Commission. WNS undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:

Investors:	Media:
David Mackey Corporate SVP – Finance & Head of Investor Relations WNS (Holdings) Limited +1 (201) 942-6261 david.mackey@wns.com	Archana Raghuram Head – Corporate Communications WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com; pr@wns.com